Exhibit 2.1

October 23, 2009

National City Bank
Corporate Trust Administration
629 Euclid Avenue, Suite 635
Cleveland, Ohio 44114
Attention:  Megan Gibson

     RE:  Change of Rights Agent

Dear Ms. Gibson:

As part of the process that Invacare Corporation (the “Company”) has undertaken to transition transfer agent, rights agent and registrar services relating to the Company’s common shares and associated preferred share purchase rights to Wells Fargo Bank, National Association (“Wells Fargo”), the Company intends to appoint Wells Fargo as the successor Rights Agent under the Rights Agreement between the Company and National City Bank, as Rights Agent, dated July 8, 2005 (the “Agreement”). Therefore, in accordance with Section 21 of the Agreement, the Company hereby provides National City Bank with thirty (30) days’ written notice of the removal by the Company of National City Bank as Rights Agent under the Agreement, effective as of November 23, 2009.  By signing this letter below, National City Bank agrees, if the Company appoints Wells Fargo as successor Rights Agent under the Agreement prior to that date, that National City Bank irrevocably waives the notice requirements of Section 21 of the Agreement and that National City Bank’s removal and discharge from its duties as Rights Agent under the Agreement shall be effective upon the effectiveness of the Company’s appointment of Wells Fargo as successor Rights Agent under the Agreement.

Thank you in advance for your assistance with this matter.

Very truly yours,

INVACARE CORPORATION

By: /s/ Robert K. Gubranson
      Robert K. Gudbranson
      Senior Vice President and
      Chief Financial Officer

Acknowledged and accepted:

NATIONAL CITY BANK

By:  /s/ Megan K. Gibson
        Megan K. Gibson
        Vice President